CONSENT

Qingping Deng, Ph.D., C.P.Geol.
Behre Dolbear & Company (USA), Inc.
600 Seventeenth Street, Suite 2100 South
Denver CO 80202 USA
deng@behredolbear.com

US Securities and Exchange Commission

I, Qingping Deng, CPG, certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information provided to the Company by Behre Dolbear in the written disclosure in the Form 40F of Great Basin Gold Ltd.

I do hereby consent to the filing with the regulatory authorities.

Dated this 31day of March, 2006.

/s/ Qingping Deng

Qingping Deng, C.P.Geol.
Behre Dolbear & Company (USA), Inc.